

May 15, 2014

<u>Via E-mail</u>
Philip Cooke
Chief Financial Officer
Symbid Corp.
Marconistraat 16
3029 AK Rotterdam
The Netherlands

> **Re: Symbid Corp.**
> **Amendment No. 3 to Current Report on Form 8-K**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed May 7, 2014**
> **File No. 333-177500**

Dear Mr. Cooke:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>How the Symbid Equity Crowdfunding Platform Works, page 12</u>

1.   We note your revised disclosure in response to comment 6. You disclose on page 13 that, once the target funding is reached, all investors and the entrepreneur being funded are gathered into a Dutch limited liability cooperative whose directors are elected by its members. That cooperative then buys, with the target funding, a predetermined number of shares in the equity capital of the entrepreneur's existing or newly established legal entity. You disclose that the voting interests that the cooperative has in the entrepreneur's company are exercised by the cooperative's board of directors, who are elected by the cooperative's members. Please disclose how the cooperative's board of directors is elected and whether the entrepreneur and each investor hold the same membership interests and are entitled to one vote each.

2.   Furthermore, please clarify how the transferability of the cooperative memberships is limited. For example, discuss whether the memberships may only be transferred to other cooperative members or redeemed by the cooperative. Compare this to the ability of a direct equity investor to transfer and sell securities it holds in the entrepreneur's company.

Affiliate Program, page 16

3.   We note the disclosure you added in response to comment 8 regarding your affiliate program. The first sentence in this section on page 16 states that any potential user can refer traffic to the Symbid platform and receive a revenue share on all fees generated by these referred users. The remaining disclosure then discusses revenue sharing between the affiliate and Symbid through the affiliate's use of the Symbid platform. Then, on page 22, you state that the fees generated by referred users are shared with the affiliate who referred the users. Please clarify whether the revenue sharing relates to the referred user's use of the Symbid platform or the affiliate's use of the Symbid platform. Also clarify who is an affiliate. For example, is an affiliate someone who (1) simply refers others, or (2) refers others but also must use the Symbid platform in order receive a revenue share?

4.   In the last paragraph on page 17, you disclose that you generate revenues through the affiliate program. Please explain how you generate revenues through the affiliate program since it appears, instead, that you share revenues with affiliates through this program.

The Symbid Business Model, page 18

Matchmaking related revenues

5.   We note your response to our prior comment 10. As previously requested, please add the disclosure here regarding the 3% administrative fee you receive for investment funds deposited by potential investors into an electronic wallet.

6.   Please disclose who pays transaction fees and who pays success fees to the company.

The proposed acquisitions of Gambitious B.V. and Equidam Holding B.V., page 23

7.   We note your response to comment 12 in our prior letter dated April 23, 2014. Please revise to clarify the business reasons for selling a large percentage of the company's interests in Gambitious B.V. to insiders for de minimis amounts.

8.   We note that you are currently reconsidering your initial plans to acquire Gambitious B.V. Please disclose this throughout your report where you discuss your proposed acquisition of Gambitious B.V.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

General

9.   Please revise your future periodic reports to comply with the comments above, as appropriate, and confirm your intention to do so.

        You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Kathleen Krebs, for

                                                Larry Spirgel
                                                Assistant Director

cc: Via E-mail
        Paul C. Levites, Esq.
        Gottbetter & Partners